Reply to the Attention of:	Michael Shannon
Direct Line:	604.893.7638
Email Address:	Michael.shannon@mcmillan.ca
Our File No.:	1018399-299123
Date:	July 5, 2024

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Cheryl Brown

Dear Sirs/Mesdames:

Re: Starfighters Space, Inc.
Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted June 13, 2024
CIK No. 0001947016
Response Letter to SEC Comment on July 3, 2024

We are counsel for and write on behalf of Starfighters Space, Inc. (the "Company") in response to the Staff's letter of July 3, 2024 (the "Comment Letter") from the Division of Corporation Finance, Office of Energy & Transportation, of the United States Securities and Exchange Commission (the "Commission").

We provide below the Company's response to the Comment Letter.  We confirm that the factual information provided herein relating to the Company has been made available to us by the Company.

Amendment No. 1 to Draft Offering Statement on Form 1-A

Commission Comment:

Exhibits

1. We note your response to prior comment 18 and reissue the comment. Please provide us with your legal analysis as to why you believe such agreements are ordinary course and/or why you are not materially reliant on such agreements. Alternatively, please file the agreements as exhibits to the offering statement. Please also revise your offering circular to disclose the material terms of your material contracts.

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July 5, 2024 Page 2

Company Response:

The Company is of the view that the contracts and subcontracts described in recent news releases on the Company's website are agreements that are made in the ordinary course of the Company's business.

The contracts and subcontracts described in the recent news releases, all of which were with Innoveering, LLC, a subsidiary of General Electric Company, are for the development of a hypersonic and high-cadence technology test bed. This activity falls within one of the Company's lines of business, Airborne Testbed for Hypersonic Research and Development and Test and Evaluation Test Bed (commercial, academic, civil and government) (the "Hypersonic R&D and T&E Test Bed"), which is centered on the Company's supersonic airborne testing capabilities. These agreements involve integration and flight-testing with each agreement being for a certain testing project, which is the type of agreements that the Company has and expects to enter into with respect to the Hypersonic R&D and T&E Test Bed line of business. The maximum amount of aggregate consideration under the agreements to be paid to the Company is $579,000.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless if falls within one or more of Item 601(b)(10)(ii)(A) - (D), in which case it shall be filed except where immaterial in amount or significance.

The exceptions under Item 601(b)(10)(ii)(A), (C) and (D) do not apply in this situation. As for Item 601(b)(10)(ii)(B), the Company confirms that its business is not substantially dependent on the agreements with Innoveering, LLC and that the aggregate revenue to be earned from such agreements is not material. Also, the Company expects significant growth in its Launch Services business line, which is expected to be in commercial service by the end of 2025.

The Company respectfully submits that the agreements referred to in the recent news releases on the Company's website are agreements made in the ordinary course of business, the Company's business is not substantially dependent on such agreements, and that the agreements do not need to be filed as exhibits to the offering statement.

On behalf of the Company we sincerely hope and trust that the foregoing is clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer (at (604) 893-7638 or email: michael.shannon@mcmillan.ca) at any time.

July 5, 2024 Page 3

 On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Michael Shannon

Michael Shannon*
for McMillan LLP

Enclosure

cc: The Company; Attention: Rick Svetkoff

*Law Corporation